EXHIBIT 5.1

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

February 4, 2005

BEC Funding II, LLC

CEC Funding, LLC

One NSTAR Way

Westwood, MA 02090

Re:	BEC Funding II LLC Notes and CEC Funding LLC Notes

Ladies and Gentlemen:

You have asked our opinion concerning the proposed issue of $265,000,000 aggregate principal amount of notes (the “BEC Funding Notes”) of BEC Funding II, LLC, a Delaware limited liability company (the “BEC Funding”), and $409,000,000 aggregate principal amount of notes (the “ CEC Notes”, and together with the BEC Funding Notes, the “Notes”) of CEC Funding LLC, a Delaware limited liability company (the “CEC Funding”, and, together with BEC Funding, the “Note Issuers”) . The Notes will be issuable under Note Indentures (the “Note Indentures”) to be entered into between each of the Note Issuers and a note trustee named therein.

We have acted as counsel for the Note Issuers in connection with the proposed issuance and sale of the Notes. We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied without independent verification upon certificates of officers of the Note Issuers, public officials and other appropriate persons.

In rendering the opinion set forth below, we have relied without independent investigation upon the opinion to you dated the date hereof of Richards, Layton & Finger, P.A. with respect to certain matters governed by Delaware law.

The opinion expressed herein is limited to matters governed by the laws of The Commonwealth of Massachusetts.

Based upon the foregoing and subject to the additional qualifications set forth below, we are of the opinion that when the Note Indentures have been duly executed and delivered by the Note Issuers and each of the Notes has been duly executed, authenticated and delivered in accordance with the provisions of the Note Indentures against payment of the purchase price therefor, each of the BEC Funding Notes will constitute (subject to the qualifications in the unnumbered paragraphs at the end hereof) the legal, valid and binding obligation of the BEC Funding entitled to the benefits of the Note Indenture to which BEC Funding is a party and each of the CEC Funding Notes will constitute (subject to the qualifications in the unnumbered paragraphs at the end hereof) the legal, valid and binding obligation of the CEC Funding entitled to the benefits of the Note Indenture to which CEC Funding is a party.

Our opinion set forth above that the each of the Notes will constitute the legal, valid and binding obligation of the Note Issuers entitled to the benefits of the respective Note Indentures, is subject to (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and secured parties, and (ii) general principles of equity, regardless of whether applied in proceedings in equity or at law.

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Legal Matters.”

It is understood that this opinion is to be used only in connection with the offer and sale of the Notes while the Registration Statement is in effect.

Very truly yours,

/s/ Ropes & Gray LLP
ROPES & GRAY LLP